Filed by: WellPoint, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities and Exchange Act of 1934

Subject Company: WellChoice, Inc.

Commission File Number: 001-31513

The following is an excerpt from WellPoint Inc.’s Third Quarter Earnings Conference Call held on October 26, 2005.

Dave Colby —WellPoint, Inc. – Executive Vice President & Chief Financial Officer

In terms of 2005 guidance, we continue to expect fourth quarter earnings per share of $1.03, and 2005 earnings per share of $3.93. This guidance includes the higher synergy levels we expect to achieve in the fourth quarter and almost $40 million in Medicare Part D start-up costs. In terms of 2006 guidance, we remain committed to our goal of achieving 15% growth in our net income per share, not taking into account the $100 million of additional synergies from the WellPoint Health Networks merger expected to be realized in 2006, the impact of expensing stock options or the potential accretion from the pending merger with WellChoice, Inc. As we have said in the past, our 15% growth rate does include the impact of Medicare Part D. We are currently finalizing our 2006 annual plan, and we’ll share our 2006 formal guidance in great detail during our investor day, coming up December 6, 2005 in New York City.

Larry Glasscock —WellPoint, Inc. – President & Chief Executive Officer, Director

Before we turn it over for questions, we thought you might be interested in a brief update on where we are in the approval process for the WellChoice merger. We filed our application for license transfer with the BlueCross BlueShield Association on October 4. Last week, we received approval from the Plan Performance and Financial Standards Committee, and this Committee recommended that the full Board approve the transaction, and that will be taken up at the full Board meeting next month. We made filings with the Department of Justice under the Hart-Scott-Rodino Act. We did that on October 12. And we made our Form A change-in-control filings with the New York and New Jersey Departments of Insurance on October 18. So, we expect to receive all necessary approvals, including approval by the WellChoice shareholders. And we plan to close this transaction in the first quarter of 2006.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES

LITIGATION REFORM ACT OF 1995

This filing may contain certain forward-looking information about WellPoint, Inc. (“WellPoint”), WellChoice, Inc. (“WellChoice”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of WellPoint and WellChoice, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by WellPoint (formerly Anthem, Inc.), WellPoint Health Networks Inc. (“WellPoint Health”) and WellChoice; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; other potential uses of cash in the future that present attractive alternatives to share repurchases; our ability to achieve expected synergies and operating efficiencies in the WellPoint Health merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; our ability to consummate WellPoint’s merger with WellChoice, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all; to meet expectations regarding repurchases of shares of our common stock and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither WellPoint nor WellChoice undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in WellPoint’s and WellChoice’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2004 and Quarterly Reports on Form 10-Q for the reporting periods of 2005.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving WellPoint and WellChoice. In connection with the proposed transaction, WellPoint and WellChoice will prepare a registration statement on Form S-4, containing a proxy statement/prospectus for the stockholders of WellChoice to be filed with the SEC and each will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to WellChoice’s stockholders. Investors and security holders will be able to receive the registration statement containing the proxy statement/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov, from WellPoint Investor Relations at 120 Monument Circle, Indianapolis, Indiana 46204, or from WellChoice Investor Relations at 11 West 42nd Street, New York, New York 10036.

PARTICIPANTS IN SOLICITATION

WellPoint, WellChoice and their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding WellPoint’s directors and executive officers is available in WellPoint’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on April 8, 2005, and information regarding WellChoice’s directors and executive officers is available in WellChoice’s proxy statement for its 2005 annual meeting of stockholders, which was filed with SEC on March 28, 2005. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of WellChoice stockholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC.

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